UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                               Aradyme Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   03850 Y 100
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                                 (CUSIP Number)

                 Kirk L. Tanner, 677 East 700 South, Suite 201,
                   American Fork, Utah 84003, (801) 756-9585
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            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                               September 30, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


                                                               Page 1 of 4 Pages

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   1     NAME OF REPORTING PERSON Kirk L. Tanner

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]
         N/A
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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS

         OO-See Item 3 and 4
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                               [ ]

         N/A
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
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                          7    SOLE VOTING POWER

                               2,431,949
                        --------------------------------------------------------
      NUMBER OF           8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY              N/A
       OWNED BY         --------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 2,431,949
         WITH           --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               N/A
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,431,949
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         N/A                                                    [ ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.0%
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  14     TYPE OF REPORTING PERSON

         IN
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

Item 1. Security and Issuer

         Common stock, $0.001 par value

Item 2. Identity and Background

         (a) The name of the person filing this statement is Kirk L. Tanner ("reporting person");

         (b) The reporting person's business address is 677 East 700 South, Suite 201, American Fork, Utah 84003;

         (c) The reporting person's principal occupation or employment is as a Director and President of Aradyme Corporation;

         (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         (e) The reporting person has not, during the last five years, been a party to any civil proceeding; and

         (f)  The reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         On September 30, 2003, the reporting person was granted immediately exercisable options to purchase 700,000 shares of common stock at an exercise price of $0.416 per share. These options expire on September 30, 2013. This grant was made as part of the compensation for the reporting person's employment with the issuer.

         On March 31, 2004, the reporting person was issued 406,729 shares of the issuer's common stock at a price of $0.14 per share, in conversion of $56,942 of debt owed by the issuer to the reporting person.

         On November 2, 2004, the reporting person was granted immediately exercisable options to purchase 350,000 shares of common stock at a exercise price of $0.64 per share. These options expire on November 2, 2014. This grant was made as part of the compensation for the reporting person's employment with the issuer.

Item 4. Purpose of Transaction

         The options were issued in September 2003 and November 2004 as part of the reporting person's agreed compensation package.

         The shares issued upon conversion of debt in March 2004 were issued pursuant to the terms of a contractual agreement between the issuer and the reporting person. The conversion price of $0.14 per share was the market price on the date the contractual right was agreed to by the parties.

Item 5. Interest in Securities of the Issuer

         The reporting person has sole voting and dispositive power over 2,431,949 shares of common stock, which represents approximately 10.0% of the issued and outstanding shares of the Issuer. 700,000 of the aforementioned shares are options exercisable at $0.416 per share, expiring on September 30, 2013, and 350,000 are options exercisable at $0.64 per share, expiring on November 2, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7. Material to Be Filed as Exhibits

         None.


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date November 17, 2004                                   /s/  Kirk L. Tanner
                                                         -----------------------
                                                         Kirk L. Tanner